COHEN & STEERS REALTY SHARES, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

April 30, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Realty Shares, Inc. (File Nos. 333-40215; 811- 6302)

Ladies and Gentlemen:

On behalf of Cohen & Steers Realty Shares, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 23 (“Amendment No. 23”) to the Fund’s Registration Statement (each a “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”).

Amendment No. 23 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on Post-Effective Amendment No. 22 to the Registration Statement filed on February 26, 2010 that were provided to the undersigned by Keith A. O’Connell of the Staff via telephone on April 12, 2010. For the convenience of the Staff, written comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to a Fund’s prospectus or statement of additional information (the “SAI”) are to those filed as part of Amendment No. 23. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 23.

PROSPECTUSES

Summary Prospectus Legend

1.	Staff Comment: Does the Fund intend to satisfy its prospectus delivery obligations by providing a summary prospectus to investors? If so, please include on the front cover page the legend required by Rule 498(b) under the Securities Act.

Response: The Fund intends to deliver a summary prospectus, and will include on such summary prospectus the legend required by Rule 498(b).

Summary Section—Investment Objective

2.	Staff Comment: Please make the statement of the Fund’s investment objective in this section consistent with the description of the investment objective under “Investment Objective, Principal Investment Strategies and Related Risks.”

Response: The requested revision has been made.

Summary Section—Fund Fees and Expenses

3.	Staff Comment: Please confirm whether expenses incurred in connection with the Fund’s investments in other registered investment companies (“Acquired Fund Fees and Expenses”) are required to be disclosed in the Prospectus.

Response: The Fund’s Acquired Fund Fees and Expenses did not exceed 0.01% of the Fund’s average net assets and, accordingly, do not have to be disclosed in the Prospectus.

Summary Section—Fund Performance

4.	Staff Comment: Please delete the description of the FTSE NAREIT Equity REIT Index in the footnote to the “Average Annual Total Returns” table (Form N-1A only requires descriptions for secondary benchmarks).

Response: The requested revision has been made.

5.	Staff Comment: Please delete the statement that “[p]erformance figures include reinvestment of income dividends and, for the Fund only, capital gains distributions” in the footnote to the “Average Annual Total Returns” table.

Response: The requested revision has been made.

Summary Section—Purchase and Sale of Fund Shares

6.	Staff Comment: Language in the first paragraph of this section states that the Fund is free to reject any purchase order, and reserves the right to waive or change its minimum investment requirements. Please move this disclosure to a section of the prospectus located after Item 8 of Form N-1A.

Response: The disclosure has been moved and is now located under “How to Purchase and Sell Fund Shares.”

Investment Objective, Principal Investment Strategies and Related Risks—Principal Investment Strategies

7.	Staff Comment: Please delete the cross-reference to the SAI in the “Principal Investment Strategies” section of the Prospectus.

Response: The requested revision has been made.

Additional Information—Other Compensation

8.	Staff Comment: Please delete the cross-reference to the SAI in the “Other Compensation” section of the Prospectus

Response: The requested revision has been made.

STATEMENT OF ADDITIONAL INFORMATION

9.	Staff Comment: Please confirm that the SAI will comply with the enhanced governance and risk oversight disclosure requirements of Form N-1A.

Response: Revisions have been made to the SAI in order to address the new governance and risk oversight disclosure requirements.

GENERAL

10.	Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund is filed with this letter.

*    *    *    *    *    *     *    *

We hope the Staff finds this letter and the revisions in Amendment No. 23 are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne
Tina M. Payne

COHEN & STEERS REALTY SHARES, INC.

280 Park Avenue, 10th Floor

New York, New York 10017

April 30, 2010

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith A. O’Connell, Esq.

Re:	Cohen & Steers Realty Shares, Inc. (File Nos. 333-40215; 811- 6302)

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Fund acknowledges the following:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COHEN & STEERS REALTY SHARES, INC.

By:	/s/ Tina M. Payne
Tina M. Payne
Assistant Secretary